ROUSE PROPERTIES, INC.

1114 AVENUE OF THE AMERICAS, SUITE 2800

NEW YORK, NEW YORK 10036

July 24, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549
Attention:  Sandra B. Hunter

Duc Dang

Re:                 Rouse Properties, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-189238)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 3:00 p.m., New York City time, on July 25, 2013 or as soon thereafter as reasonably practicable.

In connection with this request, the Company hereby acknowledges that:

1.                                      should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

ROUSE PROPERTIES, INC.

By:	/s/ John Wain
	Name:	John Wain
	Title:	Chief Financial Officer